UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Mark One
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______ .

Commission file number 000-24939

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN Financial Statements December 31, 2008 and 2007

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC. 135 North Los Robles Ave., 7th Floor Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5–10

SUPPLEMENTAL SCHEDULE —	11

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	11

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
East West Bank Employees 401(k) Savings Plan
Pasadena, CA

We have audited the accompanying statement of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Los Angeles, California
June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
East West Bank Employees 401(k) Savings Plan
Pasadena, California

We have audited the accompanying statement of net assets available for benefits of East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, CA
June 26, 2008

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments:
Participant-directed investments — at fair value (Notes 1, 2, 3 and 4)	$43,431,797	$54,114,517
Loans to participants	710,756	749,447

Total investments	44,142,553	54,863,964

Receivables:
Participant contributions	172,693	208,118
Employer contribution	732	946

Total receivables	173,425	209,064

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	44,315,978	55,073,028

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	532,940	25,001

NET ASSETS AVAILABLE FOR BENEFITS	$44,848,918	$55,098,029

See notes to the financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

2008
ADDITIONS:
Investment (loss) income:
Net depreciation in fair value of investment (Notes 3 and 4)	$(16,113,847)
Loan interest	50,328
Dividend and interest income	808,704

Net investment loss	(15,254,815)

Contributions:
Participant	5,730,803
Employer, net	3,033,850

Total contributions	8,764,653

Total (reductions) additions	(6,490,162)

DEDUCTIONS — Benefits paid	(3,758,949)

NET DECREASE	(10,249,111)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	55,098,029

End of year	$44,848,918

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more complete information.

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and company contributions on behalf of the participating employees. The Plan is administered by an administrative committee appointed by the Board of Directors of East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”). Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).  On August 17, 2007, the Bank acquired Desert Community Bank; on November 20, 2007, the assets of Desert Community Bank 401(k) Plan were transferred to the Plan.

Eligibility — Under the terms of the Plan, employees of the Bank become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 18 years (21 years prior to November 2007) and completes three months of service with the Bank.

Contributions — Eligible employees may elect to defer up to 80% (15% prior to November 2007) of their compensation before taxes (limited to $15,500 in both 2008 and 2007). The Bank matches 100% of the first 6% of a participant’s deferred compensation. Participants direct the investment of their contributions and match into various investment options offered by the Plan. Plan participants age 50 or older may also contribute an additional $5,000 to the Plan in both 2008 and 2007.

Investments — Participants direct the investments of their contributions into various investment options offered by the Plan. Prior to January 1, 2007, contributions from the Plan Sponsor were automatically invested in East West Bancorp, Inc. stock. As of January 1, 2007, contributions from the Plan Sponsor are in the form of cash and allocated to participants current investment elections.

Vesting, Benefits, and Benefits Payable — Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid.  On termination of service for any reason, a participant, may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, or (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account (“IRA”) in an amount equal to the value of the participant’s vested interest in his or her account.  If a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment.  Effective October 1, 2007, if a participant with an account balance greater than $1,000 and not exceeding $5,000, does not elect either to receive or to rollover the distribution, then the participant's vested interest in the account will be rolled over to an IRA.  As of December 31, 2007, there was $1,139 that was due to terminated participants.  There was no amount owed to terminated participants as of December 31, 2008.

Forfeited Accounts — At December 31, 2008 and 2007, forfeited nonvested accounts totaled $194,456 and $269,119 respectively.  These accounts will be used to reduce future employer contributions and pay some plan expenses.  During the year ended December 31, 2008, employer contributions were reduced by $279,538 from forfeited nonvested accounts.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on participant account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator at the time the loan is approved.  At December 31, 2008 and 2007, interest rates on outstanding loans to participants ranged from 5.00% to 9.25% and mature through 2027. Principal and interest are paid ratably through bimonthly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for the Plan for fiscal years beginning after November 17, 2007.  The adoption of SFAS No. 157 did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Valuation of Investments — The Plan’s investments are stated at their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Investment in the common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund, based on the fair value of the underlying investments. Participant loans are valued at the outstanding loan balances.

Fully Benefit-Responsive Investment Contracts —Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined-contribution health and welfare and pension plans.

As described in the FSP, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s Stable Value Fund invests in investment contracts through participation in the Wells Fargo Stable Return Fund (“Stable Return Fund”), a common collective trust. As required by the FSP, investments in the accompanying statements of net assets available for benefits presents the fair value of the Stable Return Fund, as well as the adjustment of the Stable Return Fund related value to fully benefit-responsive investment contracts from fair value to contract value.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risk Management — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Administrative Expenses — Investment transaction expenses are offset against the related investment income.  Management fees incurred by the common collective trust of the Plan are borne by the Plan participants through the Trust and are included in the Net Depreciation in Fair Value of Investments on the Statements of Changes in Net Assets Available for Benefits.  The investment managers of the Stable Value Fund charge asset-based management fees, which amount to, on an annualized basis, 65 basis points of the dollar value of the Plan’s investments in the Stable Value Fund.  Other administrative and non-investment expenses of the Plan are paid by the Plan Sponsor which is a party-in-interest.  These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA.

Investment Income — The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted SFAS No. 157 and subsequently adopted certain related FASB staff positions.  SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SFAS No. 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Assets (Liabilities) Measured at Fair Value on a Recurring Basis
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$10,180,369	$10,180,369	$-	$-
Mutual funds	23,697,713	23,697,713	-	-
Common/collective trust funds	9,553,715	-	9,553,715	-
Participant loans	710,756	-	710,756
Total investments measured at fair value	$44,142,553	$33,878,082	$10,264,471	$-

Common Stock
East West Bancorp, Inc. common stock held in participant directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Mutual Funds
The mutual funds are valued at quoted market prices in an exchange and active markets, and are classified as Level 1 investments.

Common/Collective Trust Funds
The fair value of common/collective trust funds are determined by the issuer of the common collective trust fund and is determined using a combination of readily available most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as structure of the issue, cash flow assumptions and the value of underlying assets and guarantees.  Common/collective trust funds are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active markets.  These funds are classified as level 2 investments.

Participant Loans
The participant loan balances are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values and are classified as Level 2 investments.

4.	INVESTMENTS

The following presents the Plan’s investments, as of December 31, 2008 and 2007, that represented 5% or more of the Plan’s net assets available for benefits:

2008

East West Bancorp, Inc. common stock	$10,180,369
Stable Value Fund	10,086,655
MFS Total Return Fund	3,864,877
American Funds Growth Fund of America	3,568,993
American Fund EuroPacific Growth	3,413,641
PIMCO Total Return Bond Admin	2,981,986
Vanguard Index Trust 500	2,775,625
Franklin Flex Cap Growth Fund	2,739,264

2007

East West Bancorp, Inc. common stock	$13,097,242
Stable Value Fund	7,201,706
American Fund EuroPacific Growth	5,831,881
MFS Total Return Fund	5,744,747
American Funds Growth Fund of America	5,231,236
Franklin Flex Cap Growth Fund	4,702,734
Vanguard Index Trust 500	4,509,573

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the year ended December 31, 2008, as follows:

2008

Common collective trust fund	$324,286
Mutual funds	(12,189,649)
Common stock	(4,248,484)

Total	$(16,113,847)

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Bank for administrative expenses amounted to $45,161 for the year ended December 31, 2008.

At December 31, 2008 and 2007, the Plan held 637,468 and 540,538 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor, with a cost basis of $13,473,528 and $13,150,359, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $236,410.

For risks and uncertainties regarding investment in East West Bancorp, Inc. common stock, participants should refer to the East West Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2008 and Q uarterly R eport on Form 10-Q for the quarter ended March 31, 2009.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated  June 3, 2004 , that the Plan and the related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	SUBSEQUENT EVENTS

Effective January 1, 2009, the Company temporarily suspended its matching of the participants' deferred compensation.

******

SUPPLEMENTAL SCHEDULE

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851 Plan Number: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

		(c) Description of Investment,
	(b) Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par, or Maturity Value	(d) Cost	Value

	Franklin Flex Cap Growth Fund	88,678 shares, Mutual fund	**	$2,739,264

	Davis Ny Venture Fund A	62,276 shares, Mutual fund	**	1,470,970

	Vanguard Index Trust 500	33,405 shares, Mutual fund	**	2,775,625

	Vanguard Small Cap Index	8,157 shares, Mutual fund	**	166,396

	MFS Total Return Fund	337,839 shares, Mutual fund	**	3,864,877

	Goldman Sachs Mid Cap Value	18,200 shares, Mutual fund	**	404,047

	Vanguard Mid Cap Index Fund	22,112 shares, Mutual fund	**	260,920

	Thornburg Core Growth I	27,747 shares, Mutual fund	**	278,024

	Royce Value Plus Fund I	44,671 shares, Mutual fund	**	355,133

	Royce Total Return Fund	12,462 shares, Mutual fund	**	108,417

	PIMCO Total Return Bond Admin	294,081 shares, Mutual fund	**	2,981,986

	American Funds Washington Mutual Fund	61,354 shares, Mutual fund	**	1,309,301

	American Funds Growth Fund of America	175,639 shares, Mutual fund	**	3,568,993

	American Fund EuroPacific Growth	123,862 shares, Mutual fund	**	3,413,641

	Fidelity Advisory Equity Growth Fund	3 shares, Mutual fund	**	119

*	Prudential Stable Value Fund	243,676 shares, Common collective trust	**	10,086,655

*	East West Bancorp, Inc.	637,468 shares, Common stock	**	10,180,369

*	Loans to participants	Participant loans (maturing 2009 to 2027 with interest rates of 5.00% to 9.25% collateralized by participants' account balances)	**	710,756

	Total investments			$44,675,493

* Party-in-interest
** Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009
EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

By:	/s/ Thomas J. Tolda
THOMAS J. TOLDA
Executive Vice President, Chief Financial Officer and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO Seidman LLP, independent registered public accounting firm (filed herewith).

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm (filed herewith).